                                                               November 14, 1997

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

                      Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                         The Columbia Gas System, Inc.
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458

                                File No.  70-8801

Gentlemen:

           In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated November 20, 1996 (the "November 20 Order"), authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, the undersigned hereby certifies to the Commission that on June 19, 1997, The Columbia Gas System, Inc. formed an Energy Products Company as defined and authorized in the November 20 Order. The new company, Columbia Power Marketing Corporation, is a subsidiary of Columbia Energy Services Corporation. As of September 30,1997, the Energy Products Company had not been funded, thus no financial statements exist as of that date.


                                    Very truly yours,

                                    THE COLUMBIA GAS SYSTEM, INC.

                                    By: //s//J. W. Grossman
                                       -------------------------------------
                                          J. W. Grossman, Vice President